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CLIENT/MATTER NUMBER

104634-0102

February 18, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Oxbridge Re Holdings Limited

Registration Statement on Form S-1

Filed January 27, 2014

File No. 333-193577

Dear Mr. Riedler:

On behalf of Oxbridge Re Holdings Limited (the “Company”), we are transmitting the following responses to the Staff’s letter dated February 11, 2014 containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2014. Please be advised that the Company has filed Amendment No. 1 to the Registration Statement (as amended, the “Amended Registration Statement”) simultaneous with the filing of this letter. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Capitalization, page 33

1.	We acknowledge your response to previous comment 16 where you confirmed that the warrants can only be settled in registered shares. You also indicated in your response that the warrants to be issued in the unit offering will qualify for equity classification. Please reference for us the authoritative literature you are relying upon that supports your anticipated accounting. In your response, please specifically tell us your consideration of ASC 815-40-25-11. It appears that the warrants may be required to be classified as a liability under ASC 815-40-25-14 and 15.

RESPONSE: For the information of the Staff, the form of Warrant Agreement (the “Warrant Agreement”) has been revised as follows:

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jeffrey P. Riedler

February 18, 2014

•	Section 3.3.1 of the Warrant Agreement has been revised to state that the warrant is only exercisable for cash while an effective registration statement is available for the issuance of the warrant shares,

•	a new Section 3.3.2 has been added to provide that the warrant may be exercised on a cashless net-issuance basis if a registration statement is not available (incidentally, such issuance would fall under the exemption provided for under Section 3(a)(9) of the Securities Act of 1933, as amended), and

•	Section 7.4 has been revised to state that “[u]nder no circumstances, including in the absence of the effectiveness of such Registration Statement, will the holder of a Warrant be entitled to settlement of the Warrant in cash or other property of the Company.”

In view of the foregoing changes, a holder of warrants issued in the offering will have only two settlement options: a settlement in shares with cash payment of the exercise price or a settlement in shares on a cashless net-issuance basis. The Warrant Agreement makes clear that in no event will the warrants be settled in cash. Therefore, the share settlement of the warrants are easily within the control of the Company per ASC 815-40-25-15, because even if the Company does not maintain the registration statement, the holder of the warrant has no choice but to undertake a cashless net-issuance exercise. Accordingly, under ASC 815-40-25-14, condition “b” would not be satisfied because the Warrant Agreement specifically indicates that the contract would be settled in unregistered shares on a net-issuance basis in the event that the Company is unable to deliver registered shares.

Management, page 54

Committees of the Board of Directors, page 57

2.	We note your response to our prior comment 19. Please expand your revised disclosure to explain the requirements of NASDAQ Marketplace Rule 5615(b)(1) and how you intend to comply with that rule.

RESPONSE: The following new paragraph has been inserted after the first paragraph in the section entitled “Committees of the Board of Directors” (see page 57 of the Amended Registration Statement):

“NASDAQ Marketplace Rule 5615(b)(1) permits a company listing in connection with its initial public offering to phase in its compliance with the compensation committee composition requirements set forth in Rule 5605(d)(2) as follows: (1) one member must satisfy the independence requirements at the time of listing; (2) a majority of members must satisfy the independence requirements within 90 days of listing; and (3) all members must satisfy the independence requirements

Mr. Jeffrey P. Riedler

February 18, 2014

within one year of listing. We currently have three compensation committee members, two of which are independent. In order to meet the requirements set forth in NASDAQ Marketplace Rule 5615(b)(1), within one year of listing, we will replace the non-independent member of our compensation committee (Paresh Patel) with an independent member who will be a then-current member of our board of directors or a new member elected or appointed to our board of directors.”

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant accounting policies, page F-7

Premiums assumed, page F-8

3.	We acknowledge your response to previous comment 28. Please explain to us how your premium revenue recognition policy complies with GAAP. In this regard please address the following additional comments:

•	To the extent you rely on the guidance in ASC 944-605-25-2, please tell us how you are able to reasonably estimate the ultimate premium revenue for your retrospectively rated policy given that you are a new company and the underlying risks insured are catastrophes. Tell us why the cost recovery method or the deposit method are not appropriate in your facts and circumstances.

•	Assuming you can substantiate that you can reasonably estimate your ultimate premium, please tell us [how] you determined the $1,483,367 of net premiums earned through December 31, 2013. In this regard, please clarify whether the $1,367,100 accrued loss experience refund is the entire amount you expect to refund, nothing that in Note 1 on page F-7 you disclose that you expect to refund $2.3 million if no losses are incurred under the contract. If not, please tell us how you determined the estimated future losses and how you considered the additional refund obligation in determining your unearned premium reserve at December 31, [2013].

•	If you do not rely on the guidance in ASC 944-605-25-2, please reference for us the specific guidance you used to support your accounting.

RESPONSE: With respect to the first bullet-point of the Staff’s comment: Although the Company is a new Company and its underlying risks are catastrophes, the Company has concluded that its ultimate premium revenue for the retrospectively rated policy is “reasonably estimable” for purposes of ASC 944-605-25-2. This conclusion is based on an initial assumption that the Company will experience no losses under its reinsurance contracts because the primary catastrophe risk is hurricanes under such contracts, and any losses experienced by the Company under its reinsurance contracts would likely require a major hurricane (Category 3 or higher). With the primary catastrophe risk being a major hurricane, and given the relatively limited incidence of major hurricanes (per the table on page

Mr. Jeffrey P. Riedler

February 18, 2014

45 of the Amended Registration Statement), the Company believes that the initial “no losses” assumption is reasonable. However, should any losses occur, the estimated ultimate premium will be revised to reflect current experience, consistent with GAAP in the manner prescribed by paragraph (a) of ASC 944-605-25-2. This is also consistent with industry practice and guidance provided in Chapter 3 (paragraphs 3.36 & 3.37) of the AICPA Audit & Accounting Guide (Property & Liability Insurance Entities). In particular, paragraph 3.37 states “For retrospectively rated contracts, the premium is adjusted during and after the period based on the actual loss experience of the insurance contract”. It is uncommon for companies such as ourselves for premiums on retrospectively rated contracts to be adjusted at the beginning of an underwriting period based on an arbitrary estimate for catastrophe losses. However, even in the event that this was done, this estimate for catastrophe losses would have been reversed by December 31, 2013, given our actual loss experience and the fact that the hurricane season is over. As such, there would have been no changes in the amounts recognized in the consolidated financial statements.

For the information of the Staff, the Company has also placed weight on the following additional factors in determining such treatment: (1) Florida hurricane statistical data indicates that there are many years in which no hurricane losses occur, (2) the Company’s reinsured’s historical loss data under the same treaty terms as the Company’s reinsurance contracts suggest that a “no loss” assumption is reasonable, and (3) the Company’s main exposure is hurricane risks, and hurricane season runs through the end of November each year. Thus at December 31, the probability of significant losses under the contract significantly decreases.

For the above reasons, the Company has determined that the monthly pro rata method of the premium revenue for the retrospectively rated policy is reasonable, is consistent with industry practice as evidenced in the AICPA Audit & Accounting Guide (Property & Liability Insurance Entities) paragraph 3.45, and is in accordance with the FASB guidance ASC 944-605-25-1.

With respect to the second bullet-point of the Staff’s comment: In view of the Company’s determination that it can reasonably estimate premium revenue, the Company has recognized premiums evenly over the contract period in accordance with ASC 944-605-25-1 and 944-605-25-2. ASC 944-605-25-2 states that “If the ultimate premium is reasonably estimable, the estimated ultimate premium shall be recognized over the period of the contract. The estimated ultimate premium shall be revised to reflect current experience.”

In view of the foregoing, the Company has pro rated premium revenue from June 1, 2013 to December 31, 2013 in its December 31 income statement. See the table below illustrating the premium calculations (including the calculation of $1,483,367 of net earned premiums as of December 31, 2013). Also, please be advised that the $1,367,100 number is not the entire amount expected to refund, but this is the liability at December 31, 2013. The liability is accrued in tandem with the recognition of revenue as required in ASC 944-605-25-14. The refund obligation is not used in the determination of unearned premium, as ASC 944-605-25-14 requires a separate liability for the refund obligation.

Mr. Jeffrey P. Riedler

February 18, 2014

	Contract 1	Contract 2	Total	Legend	Formula
Total premiums assumed	3,720,000	1,166,513	4,886,513	A
Monthly premiums	310,000	97,209	407,209	B	A /12
7 months premium to 31-Dec-13	2,170,000	680,466	2,850,466	C	B x 7
Unearned premium at 31-Dec-13	1,550,000	486,047	2,036,047	D	B x 5
Estimated retro premium payable at 1-Jun-14 (assuming no losses)	2,343,600		2,343,600	E	63%(i) x $3,720,000(A)
Monthly retro premium liability (assuming no losses)	195,300		195,300	F	E / 12
Retro premium liability/expense at 31-Dec-13	1,367,100		1,367,100	G	F x 7
Net premium earned	802,900	680,466	1,483,366		A - D - G

(i)	Based on formula included in policy.

With respect to the third bullet-point of the Staff’s comment: The third bullet-point is not applicable because of the Company’s reliance on ASC 944-605-25-2.

Note 6. Share capital and additional paid-in capital, page F-10

4.	In the first full paragraph on page F-11 you indicate that your Board of Directors declared dividends on January 19, 2014. Please tell us why it is appropriate to accrue your dividend payment obligation as of December 31, 2013. Please tell us how you have a legal obligation to pay these dividends on that date. Separately reference for us the authoritative literature you rely upon to support your accounting.

Mr. Jeffrey P. Riedler

February 18, 2014

RESPONSE: The Company has revised its consolidated financial statements in the Amended Registration Statement to eliminate the dividend accrual, and corresponding changes have been made to the “Summary Consolidated Financial Data” section on page 9 of the Amended Registration Statement. For the information of the Staff, language has also been added in the “Capitalization” and “Dilution” sections to clarify that the pro forma numbers give effect to the dividends declared on January 19, 2014.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely